NUMBER 0

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

SHARES

# XSINVENTORY

**TOTAL AUTHORIZED ISSUE**
100,000,000 SHARES PAR VALUE $.001 EACH
COMMON STOCK

See Reverse for Certain Definitions

SPECIMEN

**This is to Certify that** ______________________ **is the owner of**

______________________ *fully paid and non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

**Witness,** *the seal of the Corporation and the signatures of its duly authorized officers.*

**Dated**

______________________
SECRETARY

______________________
PRESIDENT